UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2017

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Second Quarter of Fiscal 2017 (Six months ended September 30, 2017) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 13, 2017

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Masahiro Kosugi	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		November 28, 2017	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		December 5, 2017
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2017 (for the six months ended September 30, 2017)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2017	1,764,841	12.8	431,306	2.4	316,645	(11.5)
1H F2016	1,563,262	(4.5)	420,944	(26.7)	358,183	(6.7)

Note:	Comprehensive Income: 1H F2017: ¥431,894 million, 116.1%; 1H F2016: ¥199,853 million, 106.4%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2017	12.48	12.47
1H F2016	14.21	14.11

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2017	209,509,243	9,593,750	4.2
Fiscal 2016	200,508,610	9,273,361	4.2

Reference:	Own Capital: As of September 30, 2017: ¥8,842,749 million; As of March 31, 2017: ¥8,522,268 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets ×100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2016	—	3.75	—	3.75	7.50
Fiscal 2017	—	3.75
Fiscal 2017 (estimate)			—	3.75	7.50

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2017 (for the fiscal year ending March 31, 2018)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2017	550,000	(8.8)	21.68

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2017: No
	2.	The number of shares of common stock used in the above per share information is based on the weighted average of the average number of shares during 1H and the number of outstanding shares as of September 30, 2017 (which is used as a proxy for the average number of shares during the remainder of the relevant period).

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc. : No

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(3) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of September 30, 2017	25,389,644,945 shares	As of March 31, 2017	25,386,307,945 shares
② Period-end treasury stock:	As of September 30, 2017	27,171,089 shares	As of March 31, 2017	19,992,754 shares
③ Average outstanding shares:	1st Half Fiscal 2017	25,366,346,742 shares	1st Half Fiscal 2016	25,204,800,899 shares

This immediate release is outside the scope of semi-annual audit.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated financial statements in the second quarter.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Interim Consolidated Financial Statements and Others	p.1-2
	(1) Consolidated Balance Sheets	p.1-2
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-4
	(3) Consolidated Statements of Changes in Net Assets	p.1-6
	(4) Note for Assumption of Going Concern	p.1-7
øSELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2017

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for November 20, 2017 (Monday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Interim Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2017	As of September 30, 2017
Assets
Cash and Due from Banks	¥47,129,583	¥50,982,819
Call Loans and Bills Purchased	1,035,746	894,076
Receivables under Resale Agreements	8,967,777	9,408,646
Guarantee Deposits Paid under Securities Borrowing Transactions	3,350,051	3,585,209
Other Debt Purchased	2,745,204	2,666,336
Trading Assets	10,361,787	12,465,215
Money Held in Trust	247,583	269,577
Securities	32,353,158	32,072,076
Loans and Bills Discounted	78,337,793	79,811,834
Foreign Exchange Assets	1,828,782	1,951,926
Derivatives other than for Trading Assets	2,170,750	1,844,878
Other Assets	4,180,339	5,299,252
Tangible Fixed Assets	1,136,329	1,113,753
Intangible Fixed Assets	1,045,486	1,083,617
Net Defined Benefit Asset	797,762	824,534
Deferred Tax Assets	56,066	56,567
Customers' Liabilities for Acceptances and Guarantees	5,273,581	5,543,662
Reserves for Possible Losses on Loans	(509,175)	(364,743)

Total Assets	¥200,508,610	¥209,509,243

1-2

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2017	As of September 30, 2017
Liabilities
Deposits	¥120,045,217	¥124,646,612
Negotiable Certificates of Deposit	10,631,277	11,992,948
Call Money and Bills Sold	1,255,172	1,602,970
Payables under Repurchase Agreements	17,969,753	19,521,855
Guarantee Deposits Received under Securities Lending Transactions	1,679,300	2,640,306
Commercial Paper	789,705	339,787
Trading Liabilities	7,923,285	7,815,999
Borrowed Money	6,307,230	5,353,682
Foreign Exchange Liabilities	526,053	426,712
Short-term Bonds	226,348	122,566
Bonds and Notes	7,564,535	8,060,465
Due to Trust Accounts	4,784,077	4,692,390
Derivatives other than for Trading Liabilities	1,784,857	1,656,576
Other Liabilities	3,883,168	4,902,561
Reserve for Bonus Payments	67,633	46,173
Reserve for Variable Compensation	3,018	1,614
Net Defined Benefit Liability	55,236	56,163
Reserve for Director and Corporate Auditor Retirement Benefits	1,327	1,284
Reserve for Possible Losses on Sales of Loans	298	124
Reserve for Contingencies	5,680	5,473
Reserve for Reimbursement of Deposits	19,072	19,378
Reserve for Reimbursement of Debentures	32,720	28,132
Reserves under Special Laws	2,309	2,285
Deferred Tax Liabilities	337,800	369,526
Deferred Tax Liabilities for Revaluation Reserve for Land	66,585	66,237
Acceptances and Guarantees	5,273,581	5,543,662

Total Liabilities	¥191,235,249	¥199,915,493

Net Assets
Common Stock and Preferred Stock	¥2,256,275	¥2,256,548
Capital Surplus	1,134,416	1,134,768
Retained Earnings	3,615,449	3,837,710
Treasury Stock	(4,849)	(6,475)

Total Shareholders' Equity	7,001,291	7,222,552

Net Unrealized Gains (Losses) on Other Securities	1,289,985	1,409,766
Deferred Gains or Losses on Hedges	10,172	(7,714)
Revaluation Reserve for Land	145,609	144,817
Foreign Currency Translation Adjustments	(69,657)	(75,579)
Remeasurements of Defined Benefit Plans	144,866	148,906

Total Accumulated Other Comprehensive Income	1,520,976	1,620,196

Stock Acquisition Rights	1,754	1,173
Non-Controlling Interests	749,339	749,827

Total Net Assets	9,273,361	9,593,750

Total Liabilities and Net Assets	¥200,508,610	¥209,509,243

1-3

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Ordinary Income	¥1,563,262	¥1,764,841
Interest Income	678,188	797,177
Interest on Loans and Bills Discounted	442,430	494,710
Interest and Dividends on Securities	129,547	142,667
Fiduciary Income	24,729	27,690
Fee and Commission Income	359,011	344,211
Trading Income	213,872	130,953
Other Operating Income	165,262	177,376
Other Ordinary Income	122,198	287,431
Ordinary Expenses	1,142,318	1,333,535
Interest Expenses	241,807	389,759
Interest on Deposits	92,531	152,774
Fee and Commission Expenses	76,101	80,493
Trading Expenses	1,467	—
Other Operating Expenses	32,009	47,347
General and Administrative Expenses	704,164	733,194
Other Ordinary Expenses	86,766	82,740

Ordinary Profits	420,944	431,306

Extraordinary Gains	1,426	2,164
Extraordinary Losses	3,245	4,388

Income before Income Taxes	419,125	429,082

Income Taxes:
Current	101,907	107,634
Deferred	(63,140)	(12,364)

Total Income Taxes	38,766	95,270

Profit	380,358	333,812

Profit Attributable to Non-controlling Interests	22,175	17,166

Profit Attributable to Owners of Parent	¥358,183	¥316,645

1-4

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the six months ended September 30, 2016	For the six months ended September 30, 2017
Profit	¥380,358	¥333,812
Other Comprehensive Income	(180,505)	98,082
Net Unrealized Gains (Losses) on Other Securities	(161,503)	118,017
Deferred Gains or Losses on Hedges	1,814	(17,318)
Revaluation Reserve for Land	(5)	(2)
Foreign Currency Translation Adjustments	(21,853)	(161)
Remeasurements of Defined Benefit Plans	13,420	8,116
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(12,377)	(10,569)

Comprehensive Income	199,853	431,894

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	179,392	416,654
Comprehensive Income Attributable to Non-controlling Interests	20,461	15,240

1-5

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2016

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,790	1,110,164	3,197,616	(3,609)	6,559,962
Cumulative Effects of Changes in Accounting Policies			1,426		1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,790	1,110,164	3,199,042	(3,609)	6,561,388
Changes during the period
Issuance of New Shares	484	484			969
Cash Dividends			(94,827)		(94,827)
Profit Attributable to Owners of Parent			358,183		358,183
Repurchase of Treasury Stock				(1,869)	(1,869)
Disposition of Treasury Stock		(55)		380	324
Cancellation of Treasury Stock		(1)		1	—
Transfer from Revaluation Reserve for Land			1,683		1,683
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		706			706
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	484	1,134	265,039	(1,488)	265,170

Balance as of the end of the period	2,256,275	1,111,299	3,464,082	(5,098)	6,826,558

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,353,244
Cumulative Effects of Changes in Accounting Policies									1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,354,670
Changes during the period
Issuance of New Shares									969
Cash Dividends									(94,827)
Profit Attributable to Owners of Parent									358,183
Repurchase of Treasury Stock									(1,869)
Disposition of Treasury Stock									324
Cancellation of Treasury Stock									—
Transfer from Revaluation Reserve for Land									1,683
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									706
Net Changes in Items other than Shareholders' Equity	(161,691)	1,814	(1,689)	(32,211)	13,302	(180,475)	(1,008)	(468,096)	(649,579)
Total Changes during the period	(161,691)	1,814	(1,689)	(32,211)	13,302	(180,475)	(1,008)	(468,096)	(384,409)

Balance as of the end of the period	1,134,348	167,078	146,794	(85,900)	65,055	1,427,376	1,754	714,572	8,970,260

1-6

Mizuho Financial Group, Inc.

For the six months ended September 30, 2017

	Millions of yen
	Shareholders' Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of the beginning of the period	2,256,275	1,134,416	3,615,449	(4,849)	7,001,291
Changes during the period
Issuance of New Shares	273	273			546
Cash Dividends			(95,173)		(95,173)
Profit Attributable to Owners of Parent			316,645		316,645
Repurchase of Treasury Stock				(2,447)	(2,447)
Disposition of Treasury Stock		(43)		821	778
Transfer from Revaluation Reserve for Land			788		788
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		122			122
Net Changes in Items other than Shareholders' Equity
Total Changes during the period	273	352	222,260	(1,625)	221,260

Balance as of the end of the period	2,256,548	1,134,768	3,837,710	(6,475)	7,222,552

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,289,985	10,172	145,609	(69,657)	144,866	1,520,976	1,754	749,339	9,273,361
Changes during the period
Issuance of New Shares									546
Cash Dividends									(95,173)
Profit Attributable to Owners of Parent									316,645
Repurchase of Treasury Stock									(2,447)
Disposition of Treasury Stock									778
Transfer from Revaluation Reserve for Land									788
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									122
Net Changes in Items other than Shareholders' Equity	119,780	(17,886)	(791)	(5,922)	4,039	99,220	(580)	487	99,127
Total Changes during the period	119,780	(17,886)	(791)	(5,922)	4,039	99,220	(580)	487	320,388

Balance as of the end of the period	1,409,766	(7,714)	144,817	(75,579)	148,906	1,620,196	1,173	749,827	9,593,750

(4) Note for Assumption of Going Concern

There is no applicable information.

1-7

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2017

(Six months ended September 30, 2017)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2017	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-7

5. Unrealized Gains/Losses on Securities	CON	NON	2-9

6. Projected Redemption Amounts for Securities	NON		2-11

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2-12

8. Employee Retirement Benefits	NON	CON	2-13

9. Capital Ratio	CON	NON	2-15

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2-16

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-18

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2-19

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2-20

5. Coverage on Disclosed Claims under the FRA	NON		2-22

6. Overview of Non-Performing Loans(“NPLs”)	NON		2-24

7. Results of Removal of NPLs from the Balance Sheet	NON		2-25

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2-26

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry	NON		2-28

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-29

(2) Loans to SMEs and Individual Customers	NON		2-29

10. Status of Loans by Region	NON		2-30

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-31

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2-33

2. Number of Directors and Employees	NON		2-34

3. Number of Branches and Offices	NON		2-35

4. Earnings Plan for Fiscal 2017	CON	NON	2-36

Attachments			Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)			2-37

Comparison of Non-Consolidated Statements of Income (selected items)			2-38

Mizuho Trust & Banking Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)			2-39

Comparison of Non-Consolidated Statements of Income (selected items)			2-40

Statement of Trust Assets and Liabilities			2-41

Comparison of Balances of Principal Items			2-42

Mizuho Securities Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)			2-43

Comparison of Non-Consolidated Statements of Income (selected items)			2-44

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2017

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2017
			Change	First Half of Fiscal 2016
Consolidated Gross Profits	1	959,809	(129,868)	1,089,677
Net Interest Income	2	407,418	(28,961)	436,380
Fiduciary Income	3	27,690	2,961	24,729
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	263,717	(19,192)	282,910
Net Trading Income	6	130,953	(81,451)	212,404
Net Other Operating Income	7	130,029	(3,223)	133,252
General and Administrative Expenses	8	(733,194)	(29,029)	(704,164)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(9,704)	608	(10,313)
Losses on Write-offs of Loans	10	(9,744)	735	(10,480)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	137,773	113,930	23,843
Net Gains (Losses) related to Stocks	12	107,926	47,064	60,862
Equity in Income from Investments in Affiliates	13	10,553	(774)	11,327
Other	14	(41,858)	8,429	(50,288)

Ordinary Profits	15	431,306	10,361	420,944

Net Extraordinary Gains (Losses)	16	(2,223)	(404)	(1,819)
Income before Income Taxes	17	429,082	9,956	419,125
Income Taxes—Current	18	(107,634)	(5,726)	(101,907)
—Deferred	19	12,364	(50,776)	63,140
Profit	20	333,812	(46,546)	380,358
Profit Attributable to Non-controlling Interests	21	(17,166)	5,008	(22,175)

Profit Attributable to Owners of Parent	22	316,645	(41,538)	358,183

Credit-related Costs (including Credit Costs for Trust Accounts)	23	128,068	114,538	13,529

* Credit-related Costs [23] =   Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	241,649	(161,596)	403,245

* Consolidated Net Business Profits [24] =   Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	130	(12)	142
Number of affiliates under the equity method	26	19	(3)	22

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2017				First Half of Fiscal 2016
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	605,562	54,618	660,181	(107,991)	768,172
Domestic Gross Profits	2	376,250	49,886	426,137	(48,043)	474,180
Net Interest Income	3	241,992	11,799	253,792	(19,504)	273,296
Fiduciary Income	4		27,616	27,616	3,321	24,295
Trust Fees for Jointly Operated Designated Money Trust	5		1,724	1,724	128	1,596
Credit Costs for Trust Accounts *	6		—	—	—	—
Net Fee and Commission Income	7	98,238	10,691	108,930	(18,278)	127,208
Net Trading Income	8	12,813	(168)	12,644	16,381	(3,736)
Net Other Operating Income	9	23,205	(52)	23,152	(29,963)	53,116
International Gross Profits	10	229,312	4,731	234,044	(59,947)	293,992
Net Interest Income	11	103,084	2,714	105,798	1,435	104,363
Net Fee and Commission Income	12	56,897	(427)	56,470	(12,071)	68,542
Net Trading Income	13	11,813	666	12,480	(66,796)	79,276
Net Other Operating Income	14	57,516	1,777	59,294	17,484	41,809
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(438,404)	(41,040)	(479,444)	(15,105)	(464,339)
Expense Ratio	16	72.3%	75.1%	72.6%	12.1%	60.4%
Personnel Expenses	17	(172,913)	(19,771)	(192,684)	(17,455)	(175,229)
Non-Personnel Expenses	18	(237,809)	(19,502)	(257,311)	918	(258,230)
Premium for Deposit Insurance	19	(15,766)	(686)	(16,453)	334	(16,788)
Miscellaneous Taxes	20	(27,682)	(1,765)	(29,447)	1,431	(30,879)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	167,157	13,578	180,736	(123,097)	303,833

Excluding Net Gains (Losses) related to Bonds	22	134,133	11,830	145,964	(56,270)	202,234

Reversal of (Provision for) General Reserve for Losses on Loans	23	—	—	—	(8,685)	8,685

Net Business Profits	24	167,157	13,578	180,736	(131,782)	312,518

Net Gains (Losses) related to Bonds	25	33,023	1,748	34,772	(66,826)	101,598

Net Non-Recurring Gains (Losses)	26	166,108	11,186	177,294	177,791	(496)
Net Gains (Losses) related to Stocks	27	99,348	10,762	110,111	44,725	65,385
Expenses related to Portfolio Problems	28	(8,197)	(1)	(8,199)	7,626	(15,825)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	128,813	2,892	131,705	115,139	16,565
Other	30	(53,855)	(2,467)	(56,322)	10,300	(66,622)

Ordinary Profits	31	333,266	24,765	358,031	46,009	312,022

Net Extraordinary Gains (Losses)	32	(77)	(8)	(86)	1,196	(1,282)
Net Gains (Losses) on Disposition of Fixed Assets	33	(666)	(8)	(675)	(798)	122
Losses on Impairment of Fixed Assets	34	(2,375)	—	(2,375)	(969)	(1,405)
Income before Income Taxes	35	333,188	24,756	357,945	47,205	310,739
Income Taxes—Current	36	(77,147)	(6,041)	(83,188)	1,741	(84,930)
—Deferred	37	4,637	(1,044)	3,592	(5,862)	9,455

Net Income	38	260,678	17,670	278,349	43,084	235,264

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	120,615	2,890	123,506	114,080	9,425

* Credit-related  Costs [39] =   Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	117,138	2,824	119,962	110,924	9,038
Losses on Write-offs of Loans	42	(2,651)	(1)	(2,652)	(10,078)	7,425
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	6,376	67	6,444	13,417	(6,973)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	1	0	1	(3)	4
Reversal of (Provision for) Reserve for Contingencies	45	48	—	48	(313)	362
Other (including Losses on Sales of Loans)	46	(298)	—	(298)	133	(431)
Total	47	120,615	2,890	123,506	114,080	9,425

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2017
			Change	First Half of Fiscal 2016
Gross Profits	1	605,562	(101,795)	707,357
Domestic Gross Profits	2	376,250	(43,355)	419,605
Net Interest Income	3	241,992	(18,940)	260,933
Net Fee and Commission Income	4	98,238	(16,251)	114,490
Net Trading Income	5	12,813	18,139	(5,326)
Net Other Operating Income	6	23,205	(26,303)	49,508
International Gross Profits	7	229,312	(58,440)	287,752
Net Interest Income	8	103,084	1,656	101,427
Net Fee and Commission Income	9	56,897	(12,231)	69,129
Net Trading Income	10	11,813	(68,576)	80,390
Net Other Operating Income	11	57,516	20,711	36,804
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(438,404)	(14,728)	(423,676)
Expense Ratio	13	72.3%	12.5%	59.8%
Personnel Expenses	14	(172,913)	(16,762)	(156,150)
Non-Personnel Expenses	15	(237,809)	906	(238,715)
Premium for Deposit Insurance	16	(15,766)	313	(16,079)
Miscellaneous Taxes	17	(27,682)	1,127	(28,810)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	167,157	(116,523)	283,681

Excluding Net Gains (Losses) related to Bonds	19	134,133	(56,579)	190,713

Reversal of (Provision for) General Reserve for Losses on Loans	20	—	(8,685)	8,685

Net Business Profits	21	167,157	(125,208)	292,366

Net Gains (Losses) related to Bonds	22	33,023	(59,943)	92,967

Net Non-Recurring Gains (Losses)	23	166,108	177,304	(11,196)
Net Gains (Losses) related to Stocks	24	99,348	48,001	51,346
Expenses related to Portfolio Problems	25	(8,197)	7,625	(15,823)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	26	128,813	112,719	16,094
Other	27	(53,855)	8,958	(62,813)

Ordinary Profits	28	333,266	52,096	281,170

Net Extraordinary Gains (Losses)	29	(77)	1,143	(1,220)
Net Gains (Losses) on Disposition of Fixed Assets	30	(666)	(851)	184
Losses on Impairment of Fixed Assets	31	(2,375)	(969)	(1,405)
Income before Income Taxes	32	333,188	53,239	279,949
Income Taxes—Current	33	(77,147)	(169)	(76,978)
—Deferred	34	4,637	(5,079)	9,716

Net Income	35	260,678	47,990	212,688

Credit-related Costs	36	120,615	111,659	8,955

* Credit-related Costs  [36] =  Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Losses on Loans [20] + Gains on
Reversal of Reserves for Possible Losses on Loans, and others [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	37	117,138	108,452	8,685
Losses on Write-offs of Loans	38	(2,651)	(10,078)	7,427
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	6,376	13,468	(7,091)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	1	(3)	4
Reversal of (Provision for) Reserve for Contingencies	41	48	(313)	362
Other (including Losses on Sales of Loans)	42	(298)	133	(431)
Total	43	120,615	111,659	8,955

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2017		First Half of Fiscal 2016
			Change
Gross Profits	1	54,618	(6,196)	60,815
Domestic Gross Profits	2	49,886	(4,688)	54,575
Net Interest Income	3	11,799	(564)	12,363
Fiduciary Income	4	27,616	3,321	24,295
Trust Fees for Jointly Operated Designated Money Trust	5	1,724	128	1,596
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	10,691	(2,026)	12,718
Net Trading Income	8	(168)	(1,758)	1,590
Net Other Operating Income	9	(52)	(3,660)	3,607
International Gross Profits	10	4,731	(1,507)	6,239
Net Interest Income	11	2,714	(221)	2,936
Net Fee and Commission Income	12	(427)	160	(587)
Net Trading Income	13	666	1,780	(1,113)
Net Other Operating Income	14	1,777	(3,226)	5,004
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(41,040)	(377)	(40,662)
Expense Ratio	16	75.1%	8.2%	66.8%
Personnel Expenses	17	(19,771)	(692)	(19,078)
Non-Personnel Expenses	18	(19,502)	11	(19,514)
Premium for Deposit Insurance	19	(686)	21	(708)
Miscellaneous Taxes	20	(1,765)	303	(2,069)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	13,578	(6,573)	20,152

Excluding Net Gains (Losses) related to Bonds	22	11,830	309	11,521

Reversal of (Provision for) General Reserve for Losses on Loans	23	—	—	—

Net Business Profits	24	13,578	(6,573)	20,152

Net Gains (Losses) related to Bonds	25	1,748	(6,882)	8,631

Net Non-Recurring Gains (Losses)	26	11,186	486	10,699
Net Gains (Losses) related to Stocks	27	10,762	(3,276)	14,039
Expenses related to Portfolio Problems	28	(1)	0	(2)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	2,892	2,420	471
Other	30	(2,467)	1,341	(3,809)

Ordinary Profits	31	24,765	(6,086)	30,851

Net Extraordinary Gains (Losses)	32	(8)	53	(61)
Net Gains (Losses) on Disposition of Fixed Assets	33	(8)	53	(61)
Losses on Impairment of Fixed Assets	34	—	—	—
Income before Income Taxes	35	24,756	(6,033)	30,789
Income Taxes—Current	36	(6,041)	1,911	(7,952)
—Deferred	37	(1,044)	(782)	(261)

Net Income	38	17,670	(4,905)	22,576

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	2,890	2,421	469

* Credit-related Costs [39] =   Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	2,824	2,471	352
Losses on Write-offs of Loans	42	(1)	0	(2)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	67	(51)	118
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	0	(0)	0
Reversal of (Provision for) Reserve for Contingencies	45	—	—	—
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	2,890	2,421	469

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
Mizuho Bank			First Half of Fiscal 2017		First Half of Fiscal 2016
				Change
Return on Interest-Earning Assets		1	0.52	(0.05)	0.57
Return on Loans and Bills Discounted *[1]		2	0.83	(0.07)	0.90
Return on Securities		3	0.46	(0.02)	0.48
Cost of Funding (including Expenses)		4	0.72	(0.00)	0.73
Cost of Deposits (including Expenses)		5	0.75	(0.03)	0.79
Cost of Deposits *[2]		6	0.00	(0.00)	0.01
Cost of Other External Liabilities		7	0.33	0.12	0.20

Net Interest Margin	(1)-(4)	8	(0.20)	(0.04)	(0.15)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.07	(0.03)	0.10
Loan and Deposit Rate Margin	(2)-(6)	10	0.82	(0.06)	0.89

*1  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

*2  Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others

Return on Loans and Bills Discounted		11	0.88	(0.08)	0.96
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.12	(0.04)	0.17
Loan and Deposit Rate Margin	(11)-(6)	13	0.87	(0.07)	0.95

			(%)
Mizuho Trust & Banking			First Half of Fiscal 2017		First Half of Fiscal 2016
				Change
Return on Interest-Earning Assets		14	0.50	0.00	0.49
Return on Loans and Bills Discounted *[1]		15	0.65	(0.02)	0.68
Return on Securities		16	1.02	0.25	0.76
Cost of Funding		17	0.09	0.00	0.09
Cost of Deposits *[2]		18	0.02	(0.01)	0.04

Net Interest Margin	(14)-(17)	19	0.40	0.00	0.40
Loan and Deposit Rate Margin	(15)-(18)	20	0.63	(0.01)	0.64

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). *2 Deposits include NCDs. (Reference) After excluding loans to the Japanese government and others

Return on Loans and Bills Discounted		21	0.69	(0.05)	0.75
Loan and Deposit Rate Margin	(21)-(18)	22	0.67	(0.04)	0.71

(Reference)			(%)
Aggregate Figures for the 2 Banks			First Half of Fiscal 2017		First Half of Fiscal 2016
				Change
Return on Loans and Bills Discounted *[1]		23	0.81	(0.06)	0.88
Cost of Deposits *[2]		24	0.00	(0.00)	0.01

Loan and Deposit Rate Margin	(23)-(24)	25	0.81	(0.06)	0.87

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.
(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.86	(0.07)	0.94
Loan and Deposit Rate Margin	(26)-(24)	27	0.86	(0.07)	0.93

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2017
			Change		First Half of Fiscal 2016
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	148,119,268	0.88	7,747,163	0.07	140,372,105	0.81
Loans and Bills Discounted	70,968,349	1.23	2,670,758	0.09	68,297,590	1.13
Securities	32,171,288	0.83	732,839	0.07	31,438,449	0.76

Source of Funds	147,039,989	0.42	6,957,884	0.12	140,082,105	0.29
Deposits	110,371,813	0.24	8,116,536	0.09	102,255,276	0.15
NCDs	11,218,540	0.55	1,884,515	0.17	9,334,025	0.37

(Domestic Operations)
Use of Funds	101,859,608	0.52	2,960,002	(0.05)	98,899,606	0.57
Loans and Bills Discounted	46,267,972	0.82	180,277	(0.07)	46,087,694	0.89
Securities	20,043,374	0.46	364,812	(0.02)	19,678,561	0.48

Source of Funds	100,848,622	0.04	1,911,016	(0.00)	98,937,606	0.05
Deposits	85,347,183	0.00	4,600,664	(0.00)	80,746,519	0.01
NCDs	5,765,012	0.00	(159,233)	(0.00)	5,924,246	0.01

(International Operations)
Use of Funds	48,687,383	1.66	4,312,780	0.36	44,374,602	1.29
Loans and Bills Discounted	24,700,377	2.00	2,490,480	0.37	22,209,896	1.62
Securities	12,127,914	1.44	368,026	0.22	11,759,887	1.22

Source of Funds	48,619,089	1.24	4,572,487	0.39	44,046,602	0.84
Deposits	25,024,629	1.06	3,515,872	0.37	21,508,756	0.69
NCDs	5,453,528	1.13	2,043,749	0.11	3,409,779	1.01

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2017
			Change		First Half of Fiscal 2016
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	6,359,280	0.65	(296,932)	0.04	6,656,213	0.60
Loans and Bills Discounted	3,334,138	0.76	(157,106)	0.02	3,491,245	0.73
Securities	1,080,977	1.28	(188,256)	0.30	1,269,233	0.98

Source of Funds	6,584,330	0.18	(55,262)	0.04	6,639,593	0.14
Deposits	3,383,751	0.02	290,267	(0.01)	3,093,483	0.04
NCDs	288,941	0.01	(14,747)	(0.01)	303,689	0.02

(Domestic Operations)
Use of Funds	5,801,123	0.50	(269,515)	0.00	6,070,639	0.49
Loans and Bills Discounted	3,085,105	0.65	(175,214)	(0.03)	3,260,320	0.68
Securities	720,309	1.02	(98,231)	0.25	818,540	0.76

Source of Funds	6,015,578	0.09	(17,603)	0.00	6,033,181	0.09
Deposits	3,373,169	0.02	298,121	(0.01)	3,075,047	0.04
NCDs	288,941	0.01	(14,747)	(0.01)	303,689	0.02

(International Operations)
Use of Funds	640,638	1.90	(74,562)	0.54	715,201	1.36
Loans and Bills Discounted	249,032	2.15	18,108	0.62	230,924	1.52
Securities	360,667	1.81	(90,025)	0.43	450,692	1.38

Source of Funds	651,234	1.04	(84,805)	0.51	736,039	0.53
Deposits	10,581	0.94	(7,853)	0.30	18,435	0.63
NCDs	—	—	—	—	—	—

2-6

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2017		First Half of Fiscal 2016
		Change
Net Gains (Losses) related to Bonds	35,606	(66,947)	102,553
Gains on Sales and Others	56,877	(59,985)	116,863
Losses on Sales and Others	(19,718)	(8,837)	(10,881)
Impairment (Devaluation)	(1,847)	(1,017)	(829)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	294	2,892	(2,598)

	First Half of Fiscal 2017		First Half of Fiscal 2016
		Change
Net Gains (Losses) related to Stocks	107,926	47,064	60,862
Gains on Sales	123,397	46,624	76,772
Losses on Sales	(6,432)	(520)	(5,912)
Impairment (Devaluation)	(589)	4,415	(5,005)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(8,448)	(3,455)	(4,993)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2017		First Half of Fiscal 2016
		Change
Net Gains (Losses) related to Bonds	34,772	(66,826)	101,598
Gains on Sales and Others	56,005	(60,124)	116,130
Losses on Sales and Others	(20,680)	(9,576)	(11,104)
Impairment (Devaluation)	(847)	(19)	(828)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	294	2,892	(2,598)

	First Half of Fiscal 2017		First Half of Fiscal 2016
		Change
Net Gains (Losses) related to Stocks	110,111	44,725	65,385
Gains on Sales	124,714	48,553	76,161
Losses on Sales	(5,813)	(1,295)	(4,518)
Impairment (Devaluation)	(340)	922	(1,263)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(8,448)	(3,455)	(4,993)

2-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2017		First Half of Fiscal 2016
		Change
Net Gains (Losses) related to Bonds	33,023	(59,943)	92,967
Gains on Sales and Others	52,426	(53,362)	105,789
Losses on Sales and Others	(19,068)	(9,511)	(9,556)
Impairment (Devaluation)	(847)	(19)	(828)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	514	2,950	(2,436)

	First Half of Fiscal 2017		First Half of Fiscal 2016
		Change
Net Gains (Losses) related to Stocks	99,348	48,001	51,346
Gains on Sales	113,540	51,634	61,906
Losses on Sales	(5,691)	(1,209)	(4,481)
Impairment (Devaluation)	(282)	978	(1,260)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(8,217)	(3,400)	(4,816)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2017		First Half of Fiscal 2016
		Change
Net Gains (Losses) related to Bonds	1,748	(6,882)	8,631
Gains on Sales and Others	3,579	(6,761)	10,340
Losses on Sales and Others	(1,611)	(64)	(1,547)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(219)	(57)	(162)

	First Half of Fiscal 2017		First Half of Fiscal 2016
		Change
Net Gains (Losses) related to Stocks	10,762	(3,276)	14,039
Gains on Sales	11,174	(3,080)	14,255
Losses on Sales	(122)	(85)	(36)
Impairment (Devaluation)	(58)	(55)	(3)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(230)	(54)	(176)

2-8

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

⬛ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2017				As of March 31, 2017
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	28,931,613	1,988,360	2,235,938	247,578	1,819,224	2,103,788	284,563
Japanese Stocks	3,640,981	2,011,516	2,044,689	33,172	1,854,458	1,898,288	43,830
Japanese Bonds	12,611,948	(9,314)	30,704	40,019	21,181	55,861	34,680
Japanese Government Bonds	9,658,229	(15,985)	4,755	20,740	8,716	25,253	16,537
Other	12,678,683	(13,841)	160,544	174,386	(56,415)	149,638	206,053
Foreign Bonds	9,610,340	(136,685)	8,962	145,647	(144,305)	13,044	157,349

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥54,648 million and ¥34,372 million, which were recognized in the statement of income for September 30, 2017 and March 31, 2017, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2017 and March 31, 2017 are ¥1,933,711 million and ¥1,784,852 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2017 and March 31, 2017 are ¥1,409,766 million and ¥1,289,985 million, respectively.

(2) Bonds Held to Maturity

(Millions of yen)
	As of September 30, 2017				As of March 31, 2017
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Bonds Held to Maturity	3,125,708	22,087	28,203	6,116	31,043	37,312	6,268

Non-Consolidated
(1) Other Securities
Aggregate Figures for the 2 Banks

	(Millions of yen)

	As of September 30, 2017				As of March 31, 2017

	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses

			Gains	Losses		Gains	Losses

Other Securities	27,879,476	1,803,823	2,052,809	248,985	1,652,109	1,936,473	284,363
Japanese Stocks	3,549,392	1,927,067	1,963,501	36,434	1,782,436	1,828,728	46,291
Japanese Bonds	12,329,074	(9,205)	30,679	39,884	21,132	55,786	34,654
Japanese Government Bonds	9,657,988	(15,997)	4,743	20,740	8,702	25,240	16,537
Other	12,001,009	(114,038)	58,628	172,666	(151,459)	51,958	203,417
Foreign Bonds	9,306,272	(137,153)	7,272	144,426	(144,308)	11,822	156,130
Mizuho Bank
Other Securities	26,755,967	1,681,126	1,914,874	233,748	1,533,704	1,802,923	269,218
Japanese Stocks	3,314,537	1,796,923	1,830,670	33,747	1,658,138	1,701,579	43,440
Japanese Bonds	11,895,299	(8,627)	30,071	38,698	21,706	54,763	33,056
Japanese Government Bonds	9,285,976	(15,135)	4,463	19,598	9,625	24,638	15,013
Other	11,546,131	(107,169)	54,132	161,301	(146,141)	46,580	192,721
Foreign Bonds	9,015,196	(128,477)	7,272	135,749	(135,961)	11,540	147,502
Mizuho Trust & Banking
Other Securities	1,123,508	122,697	137,934	15,237	118,405	133,549	15,144
Japanese Stocks	234,855	130,144	132,830	2,686	124,297	127,149	2,851
Japanese Bonds	433,775	(577)	608	1,185	(574)	1,022	1,597
Japanese Government Bonds	372,011	(862)	279	1,141	(922)	601	1,523
Other	454,878	(6,869)	4,495	11,365	(5,318)	5,377	10,695
Foreign Bonds	291,076	(8,676)	—	8,676	(8,346)	281	8,628

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥54,648 million and ¥34,372 million, which were recognized in the statement of income (aggregate figures for the 2 banks) for September 30, 2017 and March 31, 2017, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment (aggregate figures for the 2 banks) as of September 30, 2017 and March 31, 2017 are ¥1,749,174 million and ¥1,617,737 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2017 and March 31, 2017 are as follows:

	(Millions of yen)
	As of September 30, 2017	As of March 31, 2017
Aggregate Figures	1,293,725	1,195,997
Mizuho Bank	1,193,829	1,099,468
Mizuho Trust & Banking	99,895	96,529

2-9

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2017				As of March 31, 2017
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	3,125,708	22,087	28,203	6,116	31,043	37,312	6,268
Mizuho Bank	3,125,708	22,087	28,203	6,116	31,043	37,312	6,268
Mizuho Trust & Banking	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2017				As of March 31, 2017
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	108,663	147,857	149,410	1,552	168,153	168,949	795
Mizuho Bank	108,663	147,857	149,410	1,552	168,153	168,949	795
Mizuho Trust & Banking	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2017		As of March 31, 2017
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,933,711	148,859	1,784,852
Japanese Stocks	1,977,449	138,741	1,838,708
Japanese Bonds	(9,314)	(30,496)	21,181
Japanese Government Bonds	(15,985)	(24,701)	8,716
Other	(34,423)	40,614	(75,037)
Foreign Bonds	(157,267)	5,660	(162,927)
Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2017		As of March 31, 2017
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,749,174	131,437	1,617,737
Japanese Stocks	1,893,000	126,313	1,766,687
Japanese Bonds	(9,205)	(30,337)	21,132
Japanese Government Bonds	(15,997)	(24,700)	8,702
Other	(134,620)	35,461	(170,081)
Foreign Bonds	(157,735)	5,195	(162,931)

2-10

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

⬛ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2017				Change				Maturity as of March 31, 2017
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	5,382.5	6,388.8	2,179.7	776.8	660.3	(1,639.1)	(321.3)	15.8	4,722.2	8,027.9	2,501.0	761.0
Japanese Government Bonds	4,927.7	5,301.3	1,846.9	—	683.0	(1,696.3)	(171.2)	—	4,244.6	6,997.6	2,018.1	—
Japanese Local Government Bonds	30.5	114.9	100.1	3.8	(10.7)	13.9	(35.3)	3.2	41.3	101.0	135.5	0.5
Japanese Corporate Bonds	424.3	972.5	232.6	772.9	(11.9)	43.2	(114.7)	12.5	436.2	929.3	347.4	760.4
Other	2,971.9	2,143.2	2,760.7	2,575.6	(40.3)	624.6	45.8	(9.1)	3,012.2	1,518.5	2,714.9	2,584.7

Mizuho Bank
Japanese Bonds	5,215.3	6,187.1	2,117.2	776.8	589.9	(1,471.3)	(286.5)	15.8	4,625.3	7,658.5	2,403.7	761.0
Japanese Government Bonds	4,767.7	5,136.3	1,801.9	—	612.7	(1,536.3)	(136.2)	—	4,154.9	6,672.6	1,938.1	—
Japanese Local Government Bonds	30.3	113.4	100.1	3.8	(10.9)	15.2	(35.3)	3.2	41.3	98.2	135.5	0.5
Japanese Corporate Bonds	417.2	937.3	215.1	772.9	(11.8)	49.6	(114.9)	12.5	429.0	887.7	330.1	760.4
Other	2,971.2	2,137.2	2,516.3	2,524.2	(40.3)	652.9	(12.1)	(5.7)	3,011.5	1,484.3	2,528.5	2,530.0

Mizuho Trust & Banking
Japanese Bonds	167.2	201.7	62.5	—	70.3	(167.7)	(34.7)	—	96.9	369.4	97.2	—
Japanese Government Bonds	160.0	165.0	45.0	—	70.3	(160.0)	(35.0)	—	89.7	325.0	80.0	—
Japanese Local Government Bonds	0.1	1.4	—	—	0.1	(1.3)	—	—	—	2.8	—	—
Japanese Corporate Bonds	7.0	35.2	17.5	—	(0.1)	(6.3)	0.2	—	7.2	41.5	17.2	—
Other	0.6	5.9	244.3	51.3	(0.0)	(28.2)	57.9	(3.3)	0.6	34.2	186.3	54.7

2-11

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

⬛ Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2017				Change				As of March 31, 2017
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	3,473.6	15,376.5	7,987.8	26,838.0	936.4	263.7	558.3	1,758.6	2,537.1	15,112.7	7,429.5	25,079.4
Receive Float / Pay Fixed	905.1	3,090.4	4,565.5	8,561.2	(5.5)	872.3	844.0	1,710.8	910.7	2,218.0	3,721.5	6,850.3
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	4,378.8	18,466.9	12,553.4	35,399.3	930.9	1,136.1	1,402.4	3,469.5	3,447.9	17,330.8	11,151.0	31,929.7

Mizuho Bank
Receive Fixed / Pay Float	3,473.6	15,376.5	7,987.8	26,838.0	936.4	263.7	558.3	1,758.6	2,537.1	15,112.7	7,429.5	25,079.4
Receive Float / Pay Fixed	814.7	2,907.3	4,445.5	8,167.6	(30.5)	747.3	854.0	1,570.8	845.3	2,159.9	3,591.5	6,596.7
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	4,288.4	18,283.8	12,433.4	35,005.7	905.9	1,011.1	1,412.4	3,329.5	3,382.5	17,272.6	11,021.0	31,676.2

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Float / Pay Fixed	90.4	183.1	120.0	393.5	25.0	125.0	(10.0)	140.0	65.4	58.1	130.0	253.5
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	90.4	183.1	120.0	393.5	25.0	125.0	(10.0)	140.0	65.4	58.1	130.0	253.5

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2017			Change			As of March 31, 2017
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	730.1	750.1	(19.9)	(64.9)	(38.0)	(26.8)	795.0	788.1	6.8
Mizuho Bank	627.2	649.5	(22.2)	(58.2)	(31.4)	(26.7)	685.5	681.0	4.4
Mizuho Trust & Banking	102.8	100.5	2.2	(6.6)	(6.5)	(0.0)	109.5	107.1	2.3

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-12

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2017
			Change	First Half of Fiscal 2016
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,238,241	(39,325)	1,277,566
Discount Rate (%)		0.02~1.09		0.01~0.80
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,978,028	98,107	1,879,920
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(208,588)	(125,064)	(83,523)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	531,198	12,368	518,830
Mizuho Bank
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,092,337	(35,887)	1,128,224
Discount Rate (%)		0.02~1.09		0.01~0.80
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,775,033	83,740	1,691,292
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(200,728)	(106,694)	(94,033)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	481,968	12,933	469,034
Mizuho Trust & Banking
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	145,904	(3,438)	149,342
Discount Rate (%)		0.02~1.09		0.01~0.80
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	202,994	14,366	188,627
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(7,859)	(18,369)	10,509
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	49,230	(564)	49,795

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2017
		Change	First Half of Fiscal 2016
Service Cost	(13,737)	664	(14,402)
Interest Cost	(2,323)	(460)	(1,863)
Expected Return on Plan Assets	15,165	(291)	15,457
Accumulation (Amortization) of Unrecognized Actuarial Differences	(10,715)	7,185	(17,901)
Other	(1,055)	223	(1,278)

Total	(12,666)	7,321	(19,988)

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2017
		Change	First Half of Fiscal 2016
Service Cost	(11,687)	612	(12,299)
Interest Cost	(2,047)	(403)	(1,643)
Expected Return on Plan Assets	13,779	(96)	13,875
Accumulation (Amortization) of Unrecognized Actuarial Differences	(8,629)	6,568	(15,198)
Other	(941)	192	(1,134)

Total	(9,526)	6,874	(16,400)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2017
		Change	First Half of Fiscal 2016
Service Cost	(2,050)	52	(2,102)
Interest Cost	(276)	(56)	(219)
Expected Return on Plan Assets	1,386	(195)	1,582
Accumulation (Amortization) of Unrecognized Actuarial Differences	(2,086)	617	(2,703)
Other	(113)	30	(143)

Total	(3,139)	447	(3,587)

Consolidated

Retirement Benefit Obligations

				(Millions of yen)
		First Half of Fiscal 2017
			Change	First Half of Fiscal 2016
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,433,371	(31,776)	1,465,148
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	2,175,897	115,834	2,060,062
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(201,608)	(134,754)	(66,853)
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D)	797,762	151,333	646,428
Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D)	55,236	3,722	51,514

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
	First Half of Fiscal 2017
		Change	First Half of Fiscal 2016
Service Cost	(20,112)	1,555	(21,668)
Interest Cost	(2,728)	(537)	(2,190)
Expected Return on Plan Assets	16,726	(583)	17,309
Accumulation (Amortization) of Unrecognized Actuarial Differences	(11,535)	7,792	(19,328)
Other	(3,731)	(752)	(2,979)

Total	(21,381)	7,474	(28,856)

2-14

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

	(%, Billions of yen)
	Consolidated
	As of September 30, 2017 (Preliminary)		As of March 31, 2017
International Standard		Change
(1) Total Capital Ratio	17.74	1.46	16.28
(2) Tier 1 Capital Ratio	14.59	1.29	13.30
(3) Common Equity Tier 1 Capital Ratio	11.80	0.46	11.34
(4) Total Capital	10,946.6	895.7	10,050.9
(5) Tier 1 Capital	9,004.8	793.2	8,211.5
(6) Common Equity Tier 1 Capital	7,280.5	278.9	7,001.6
(7) Risk weighted Assets	61,695.5	(21.6)	61,717.1
(8) Total Required Capital (7)X8%	4,935.6	(1.7)	4,937.3

Mizuho Bank

	Consolidated			Non-Consolidated
	As of September 30, 2017 (Preliminary)		As of March 31, 2017	As of September 30, 2017 (Preliminary)
International Standard		Change
(1) Total Capital Ratio	18.16	1.96	16.20	18.52
(2) Tier 1 Capital Ratio	14.87	1.53	13.34	15.08
(3) Common Equity Tier 1 Capital Ratio	11.76	0.60	11.16	11.81
(4) Total Capital	10,192.5	1,044.0	9,148.5	9,948.9
(5) Tier 1 Capital	8,348.6	812.8	7,535.7	8,101.0
(6) Common Equity Tier 1 Capital	6,603.6	299.5	6,304.0	6,347.4
(7) Risk weighted Assets	56,107.0	(354.7)	56,461.7	53,719.6
(8) Total Required Capital (7)X8%	4,488.5	(28.3)	4,516.9	4,297.5
Mizuho Trust & Banking
International Standard
(1) Total Capital Ratio	20.68	1.21	19.47	20.99
(2) Tier 1 Capital Ratio	19.95	1.22	18.73	20.28
(3) Common Equity Tier 1 Capital Ratio	19.95	1.22	18.73	20.28
(4) Total Capital	504.5	19.6	484.9	511.3
(5) Tier 1 Capital	486.7	20.3	466.4	494.0
(6) Common Equity Tier 1 Capital	486.7	20.3	466.4	494.0
(7) Risk weighted Assets	2,438.7	(50.7)	2,489.5	2,435.8
(8) Total Required Capital (7)X8%	195.1	(4.0)	199.1	194.8

2-15

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.
•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2017				As of March 31, 2017
		%	Change	%		%
Loans to Bankrupt Obligors	25,752	0.03	(7,577)	(0.01)	33,330	0.04
Non-Accrual Delinquent Loans	389,725	0.48	(40,800)	(0.06)	430,525	0.54
Loans Past Due for 3 Months or More	4,264	0.00	(3,631)	(0.00)	7,896	0.01
Restructured Loans	209,827	0.26	(204,873)	(0.26)	414,700	0.52

Total	629,570	0.78	(256,882)	(0.34)	886,452	1.13

Total Loans	79,811,834	100.00	1,474,040		78,337,793	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	90,850		3,374		87,476

Trust Account
	As of September 30, 2017				As of March 31, 2017
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,869	24.16	(6)	1.07	2,876	23.09
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,869	24.16	(6)	1.07	2,876	23.09

Total Loans	11,873	100.00	(582)		12,455	100.00

Consolidated + Trust Account
	As of September 30, 2017				As of March 31, 2017
		%	Change	%		%
Loans to Bankrupt Obligors	25,752	0.03	(7,577)	(0.01)	33,330	0.04
Non-Accrual Delinquent Loans	392,595	0.49	(40,806)	(0.06)	433,401	0.55
Loans Past Due for 3 Months or More	4,264	0.00	(3,631)	(0.00)	7,896	0.01
Restructured Loans	209,827	0.26	(204,873)	(0.26)	414,700	0.52

Total	632,439	0.79	(256,888)	(0.34)	889,328	1.13

Total Loans	79,823,707	100.00	1,473,458		78,350,249	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-16

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2017				As of March 31, 2017
(Banking Account + Trust Account)		%	Change	%		%

Loans to Bankrupt Obligors	25,011	0.03	(9,739)	(0.01)	34,751	0.04
Non-Accrual Delinquent Loans	356,323	0.48	(38,053)	(0.04)	394,377	0.52
Loans Past Due for 3 Months or More	4,264	0.00	(3,631)	(0.00)	7,896	0.01
Restructured Loans	162,037	0.22	(197,329)	(0.26)	359,366	0.48

Total	547,637	0.74	(248,754)	(0.32)	796,391	1.06

Total Loans	73,321,586	100.00	(1,280,004)		74,601,591	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	82,886		3,447		79,438
Mizuho Bank
Loans to Bankrupt Obligors	24,990	0.03	(9,744)	(0.01)	34,734	0.04
Non-Accrual Delinquent Loans	349,822	0.49	(37,330)	(0.04)	387,152	0.54
Loans Past Due for 3 Months or More	4,264	0.00	(3,631)	(0.00)	7,896	0.01
Restructured Loans	160,938	0.22	(191,870)	(0.26)	352,808	0.49

Total	540,016	0.77	(242,576)	(0.32)	782,592	1.09

Total Loans	70,003,309	100.00	(1,259,528)		71,262,838	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	82,197		3,574		78,623
Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	20	0.00	4	0.00	16	0.00
Non-Accrual Delinquent Loans	3,631	0.10	(717)	(0.02)	4,348	0.13
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	1,098	0.03	(5,458)	(0.16)	6,557	0.19

Total	4,751	0.14	(6,171)	(0.18)	10,922	0.32

Total Loans	3,306,403	100.00	(19,893)		3,326,296	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	688		(126)		814
(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,869	24.16	(6)	1.07	2,876	23.09
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,869	24.16	(6)	1.07	2,876	23.09

Total Loans	11,873	100.00	(582)		12,455	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-17

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2017		As of March 31, 2017
		Change
Reserves for Possible Losses on Loans	364,743	(144,432)	509,175
General Reserve for Possible Losses on Loans	218,314	(126,427)	344,741
Specific Reserve for Possible Losses on Loans	146,427	(18,003)	164,430
Reserve for Possible Losses on Loans to Restructuring Countries	1	(1)	2
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	96,292	2,510	93,782

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2017		As of March 31, 2017
		Change
Reserves for Possible Losses on Loans	304,723	(137,745)	442,468
General Reserve for Possible Losses on Loans	186,673	(119,962)	306,635
Specific Reserve for Possible Losses on Loans	118,048	(17,781)	135,830
Reserve for Possible Losses on Loans to Restructuring Countries	1	(1)	2
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	87,878	2,559	85,318
Mizuho Bank
Reserves for Possible Losses on Loans	302,836	(134,853)	437,689
General Reserve for Possible Losses on Loans	184,953	(117,138)	302,091
Specific Reserve for Possible Losses on Loans	117,881	(17,713)	135,594
Reserve for Possible Losses on Loans to Restructuring Countries	1	(1)	2
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	87,189	3,058	84,130
Mizuho Trust & Banking
Reserves for Possible Losses on Loans	1,887	(2,892)	4,779
General Reserve for Possible Losses on Loans	1,719	(2,824)	4,543
Specific Reserve for Possible Losses on Loans	167	(67)	235
Reserve for Possible Losses on Loans to Restructuring Countries	—	(0)	0
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	688	(499)	1,187

*	Reserve for Possible Losses on Entrusted Loans (¥36 million and ¥38 million for September 30, 2017 and March 31, 2017, respectively) is not included in the above figures for Trust Account.

2-18

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2017		As of March 31, 2017
		Change
Mizuho Financial Group	57.93	0.49	57.43
* Above figures are presented net of partial direct write-offs. Non-Consolidated
	(%)
	As of September 30, 2017		As of March 31, 2017
		Change
Total	55.93	0.17	55.76
Mizuho Bank	56.07	0.15	55.92
Mizuho Trust & Banking (Banking Account)	39.72	(4.03)	43.75
* Above figures are presented net of partial direct write-offs.

2-19

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of September 30, 2017		As of March 31, 2017
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	71,930	(26,519)	98,449
Claims with Collection Risk	371,357	(29,869)	401,226
Claims for Special Attention	214,091	(208,504)	422,596
Total	657,379	(264,893)	922,272
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	96,082	2,699	93,383
Trust Account
	As of September 30, 2017		As of March 31, 2017
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2,869	(6)	2,876
Claims for Special Attention	—	—	—
Total	2,869	(6)	2,876
Consolidated + Trust Account
	As of September 30, 2017		As of March 31, 2017
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	71,930	(26,519)	98,449
Claims with Collection Risk	374,226	(29,875)	404,102
Claims for Special Attention	214,091	(208,504)	422,596
Total	660,248	(264,900)	925,149

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2017				As of March 31, 2017
(Banking Account + Trust Account)		%	Change	%		%

Claims against Bankrupt and Substantially Bankrupt Obligors	57,200	0.06	(25,579)	(0.02)	82,780	0.09
Claims with Collection Risk	361,347	0.43	(28,674)	(0.02)	390,021	0.46
Claims for Special Attention	166,301	0.20	(200,960)	(0.23)	367,262	0.43
Sub-total	584,850	0.70	(255,214)	(0.29)	840,064	1.00
Normal Claims	82,131,115	99.29	(585,290)	0.29	82,716,405	98.99
Total	82,715,965	100.00	(840,504)		83,556,470	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	87,878		2,759		85,118
Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	56,263	0.07	(25,268)	(0.03)	81,531	0.10
Claims with Collection Risk	355,761	0.44	(28,264)	(0.03)	384,025	0.47
Claims for Special Attention	165,203	0.20	(195,501)	(0.24)	360,704	0.44
Sub-total	577,227	0.72	(249,034)	(0.30)	826,262	1.03
Normal Claims	78,780,389	99.27	(584,582)	0.30	79,364,972	98.96
Total	79,357,616	100.00	(833,617)		80,191,234	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	87,189		3,058		84,130
Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	937	0.02	(311)	(0.00)	1,248	0.03
Claims with Collection Risk	2,716	0.08	(402)	(0.01)	3,119	0.09
Claims for Special Attention	1,098	0.03	(5,458)	(0.16)	6,557	0.19
Sub-total	4,752	0.14	(6,173)	(0.18)	10,925	0.32
Normal Claims	3,341,722	99.85	(131)	0.18	3,341,853	99.67
Total	3,346,474	100.00	(6,304)		3,352,779	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	688		(298)		987
(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	2,869	24.16	(6)	1.07	2,876	23.09
Claims for Special Attention	—	—	—	—	—	—
Sub-total	2,869	24.16	(6)	1.07	2,876	23.09
Normal Claims	9,004	75.83	(575)	(1.07)	9,579	76.90
Total	11,873	100.00	(582)		12,455	100.00
* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRA

Non-Consolidated

(1) Disclosed Claims under the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2017		As of March 31, 2017
		Change

Claims against Bankrupt and Substantially Bankrupt Obligors	57.2	(25.5)	82.7
Collateral, Guarantees, and equivalent	55.4	(21.2)	76.6
Reserve for Possible Losses	1.7	(4.3)	6.0
Claims with Collection Risk	358.4	(28.6)	387.1
Collateral, Guarantees, and equivalent	174.5	(5.8)	180.3
Reserve for Possible Losses	116.2	(13.4)	129.7
Claims for Special Attention	166.3	(200.9)	367.2
Collateral, Guarantees, and equivalent	56.4	(84.1)	140.5
Reserve for Possible Losses	21.1	(76.5)	97.7

Total	581.9	(255.2)	837.1

Collateral, Guarantees, and equivalent	286.4	(111.2)	397.6
Reserve for Possible Losses	139.2	(94.3)	233.5

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	56.2	(25.2)	81.5
Collateral, Guarantees, and equivalent	54.5	(20.9)	75.5
Reserve for Possible Losses	1.7	(4.3)	6.0
Claims with Collection Risk	355.7	(28.2)	384.0
Collateral, Guarantees, and equivalent	172.0	(5.5)	177.6
Reserve for Possible Losses	116.1	(13.4)	129.5
Claims for Special Attention	165.2	(195.5)	360.7
Collateral, Guarantees, and equivalent	56.2	(83.9)	140.2
Reserve for Possible Losses	21.0	(73.9)	94.9

Total	577.2	(249.0)	826.2

Collateral, Guarantees, and equivalent	282.8	(110.4)	393.3
Reserve for Possible Losses	138.8	(91.6)	230.5

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.9	(0.3)	1.2
Collateral, Guarantees, and equivalent	0.8	(0.3)	1.1
Reserve for Possible Losses	0.0	0.0	0.0
Claims with Collection Risk	2.7	(0.4)	3.1
Collateral, Guarantees, and equivalent	2.4	(0.2)	2.7
Reserve for Possible Losses	0.1	(0.0)	0.1
Claims for Special Attention	1.0	(5.4)	6.5
Collateral, Guarantees, and equivalent	0.1	(0.1)	0.3
Reserve for Possible Losses	0.1	(2.6)	2.7

Total	4.7	(6.1)	10.9

Collateral, Guarantees, and equivalent	3.5	(0.7)	4.3
Reserve for Possible Losses	0.3	(2.6)	3.0

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.8
Collateral, Guarantees, and equivalent	2.8	(0.0)	2.8
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Total	2.8	(0.0)	2.8

Collateral, Guarantees, and equivalent	2.8	(0.0)	2.8

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-22

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2017
		Change	As of March 31, 2017
Coverage Amount	425.6	(205.5)	631.2
Reserves for Possible Losses on Loans	139.2	(94.3)	233.5
Collateral, Guarantees, and equivalent	286.4	(111.2)	397.6

	(%)
Coverage Ratio	73.2	(2.2)	75.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	81.1	1.0	80.1
Claims for Special Attention	46.7	(18.1)	64.8
Claims against Special Attention Obligors	52.3	(15.6)	67.9

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	63.2	0.4	62.7
Claims for Special Attention	19.2	(23.8)	43.1
Claims against Special Attention Obligors	23.1	(22.3)	45.5

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	14.31	(12.42)	26.73
Claims against Watch Obligors excluding Special Attention Obligors	6.24	(0.45)	6.69
Claims against Normal Obligors	0.05	(0.00)	0.06

Mizuho Bank
	(Billions of yen)
Coverage Amount	421.7	(202.0)	623.8
Reserves for Possible Losses on Loans	138.8	(91.6)	230.5
Collateral, Guarantees, and equivalent	282.8	(110.4)	393.3

	(%)
Coverage Ratio	73.0	(2.4)	75.5
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	81.0	1.0	79.9
Claims for Special Attention	46.7	(18.4)	65.1
Claims against Special Attention Obligors	52.4	(15.3)	67.8

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	63.2	0.4	62.7
Claims for Special Attention	19.2	(23.7)	43.0
Claims against Special Attention Obligors	23.1	(22.3)	45.5

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	14.31	(12.56)	26.88
Claims against Watch Obligors excluding Special Attention Obligors	6.26	(0.46)	6.73
Claims against Normal Obligors	0.05	(0.00)	0.06

Mizuho Trust & Banking (Banking Account)
	(Billions of yen)
Coverage Amount	3.9	(3.4)	7.3
Reserves for Possible Losses on Loans	0.3	(2.6)	3.0
Collateral, Guarantees, and equivalent	3.5	(0.7)	4.3

	(%)
Coverage Ratio	82.1	14.9	67.2
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	95.5	0.9	94.5
Claims for Special Attention	33.7	(14.1)	47.9
Claims against Special Attention Obligors	43.2	(30.7)	74.0

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	46.6	(4.3)	51.0
Claims for Special Attention	19.7	(25.2)	44.9
Claims against Special Attention Obligors	19.7	(25.1)	44.9

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	13.96	(7.23)	21.19
Claims against Watch Obligors excluding Special Attention Obligors	1.20	0.00	1.19
Claims against Normal Obligors	0.04	(0.00)	0.04

2-23

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes:	1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
	2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRA represents the amount of claims other than loans included in Disclosed Claims under the FRA.

2-24

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk

(under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2014	Fiscal 2015	Fiscal 2016	Fiscal 2017
	As of March 31, 2015	As of March 31, 2016	As of March 31, 2017	As of September 30, 2017
						Aggregate Figures for the 2 Banks
				MHBK	MHTB *		Change from March 31, 2017
Claims against Bankrupt and Substantially Bankrupt Obligors	56.6	38.1	20.3	16.1	0.4	16.5	(3.7)
Claims with Collection Risk	402.5	235.4	167.3	137.5	4.7	142.2	(25.0)
Amount Categorized as above up to Fiscal 2014	459.2	273.5	187.6	153.6	5.1	158.8	(28.7)
of which the amount which was in the process of being removed from the balance sheet	48.0	33.1	16.8	14.3	0.4	14.7	(2.0)
Claims against Bankrupt and Substantially Bankrupt Obligors		29.9	28.1	11.8	0.1	11.9	(16.1)
Claims with Collection Risk		118.2	75.0	62.9	0.2	63.2	(11.8)
Amount Newly Categorized as above during Fiscal 2015		148.1	103.2	74.8	0.3	75.1	(28.0)
of which the amount which was in the process of being removed from the balance sheet		23.9	22.5	11.8	0.1	11.9	(10.6)
Claims against Bankrupt and Substantially Bankrupt Obligors			34.2	19.4	0.3	19.8	(14.4)
Claims with Collection Risk			147.6	110.5	0.2	110.8	(36.7)
Amount Newly Categorized as above during Fiscal 2016			181.9	130.0	0.6	130.7	(51.2)
of which the amount which was in the process of being removed from the balance sheet			33.3	18.5	0.3	18.8	(14.4)
Claims against Bankrupt and Substantially Bankrupt Obligors				8.7	0.0	8.8	8.8
Claims with Collection Risk				44.7	0.2	45.0	45.0
Amount Newly Categorized as above during the First Half of Fiscal 2017				53.4	0.3	53.8	53.8
of which the amount which was in the process of being removed from the balance sheet				8.5	0.0	8.6	8.6
Claims against Bankrupt and Substantially Bankrupt Obligors	56.6	68.0	82.7	56.2	0.9	57.2	(25.5)
Claims with Collection Risk	402.5	353.6	390.0	355.7	5.5	361.3	(28.6)
Total	459.2	421.7	472.8	412.0	6.5	418.5	(54.2)
of which the amount which was in the process of being removed from the balance sheet	48.0	57.1	72.7	53.2	0.9	54.2	(18.5)

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2017

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(4.7)	(4.7)	—
Restructuring	(3.5)	(3.5)	—
Improvement in Business Performance due to Restructuring	(1.9)	(1.9)	(0.0)
Loan Sales	(13.9)	(13.9)	—
Direct Write-off	(1.5)	(1.5)	(0.0)
Other	(82.2)	(81.1)	(1.0)
Debt recovery	(52.8)	(52.3)	(0.5)
Improvement in Business Performance	(29.3)	(28.8)	(0.5)

Total	(108.0)	(106.9)	(1.0)

2-25

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2017				As of March 31, 2017
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	54,879.3	486.6	(1,409.1)	(231.0)	56,288.5	717.7
Manufacturing	8,431.5	103.0	(188.6)	(191.8)	8,620.2	294.8
Agriculture & Forestry	39.0	1.2	0.2	1.0	38.8	0.2
Fishery	1.8	—	0.5	—	1.3	—
Mining, Quarrying Industry & Gravel Extraction Industry	232.4	0.0	7.5	(0.0)	224.8	0.0
Construction	606.8	6.6	(36.4)	(3.7)	643.2	10.4
Utilities	2,281.8	2.1	69.6	1.2	2,212.1	0.9
Communication	1,353.7	11.3	(75.4)	1.5	1,429.2	9.7
Transportation & Postal Industry	2,276.7	10.8	(35.0)	0.9	2,311.7	9.9
Wholesale & Retail	4,730.7	126.3	(9.5)	(4.6)	4,740.3	130.9
Finance & Insurance	6,934.7	4.3	(192.5)	0.5	7,127.2	3.8
Real Estate	7,123.1	31.1	99.3	(1.6)	7,023.7	32.7
Commodity Lease	2,111.5	1.2	6.8	(0.0)	2,104.6	1.3
Service Industries	2,698.6	53.4	39.2	(11.0)	2,659.4	64.5
Local Governments	854.2	2.8	(19.1)	(0.0)	873.4	2.8
Governments	2,389.9	—	(801.1)	—	3,191.1	—
Other	12,812.1	131.9	(274.5)	(23.2)	13,086.7	155.2
Overseas Total (including Loans Booked Offshore)	19,201.1	60.9	73.6	(17.6)	19,127.5	78.6
Governments	753.3	—	81.8	—	671.5	—
Financial Institutions	5,867.5	—	(89.6)	—	5,957.1	—
Other	12,580.2	60.9	81.4	(17.6)	12,498.8	78.6

Total	74,080.5	547.6	(1,335.4)	(248.7)	75,416.0	796.3

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of September 30, 2017: ¥496.3 billion (from MHBK)
As of March 31, 2017: ¥656.1 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-26

Mizuho Financial Group, Inc.

Mizuho Bank

	(Billions of yen)
	As of September 30, 2017				As of March 31, 2017
			Change
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	50,806.8	479.0	(1,333.7)	(224.8)	52,140.5	703.9
Manufacturing	7,960.5	102.4	(183.9)	(186.8)	8,144.5	289.2
Agriculture & Forestry	39.0	1.2	0.2	1.0	38.8	0.2
Fishery	1.8	—	0.5	—	1.3	—
Mining, Quarrying Industry & Gravel Extraction Industry	230.5	0.0	7.8	(0.0)	222.6	0.0
Construction	573.5	6.5	(35.4)	(3.7)	608.9	10.3
Utilities	2,038.6	2.1	69.6	1.2	1,968.9	0.9
Communication	1,235.4	11.3	(65.2)	1.5	1,300.6	9.7
Transportation & Postal Industry	2,060.3	10.8	(38.0)	1.0	2,098.4	9.8
Wholesale & Retail	4,572.1	126.1	1.1	(4.6)	4,571.0	130.7
Finance & Insurance	6,559.8	4.3	(176.0)	0.5	6,735.9	3.8
Real Estate	6,008.6	30.2	64.9	(1.2)	5,943.7	31.4
Commodity Lease	1,843.2	1.2	9.4	(0.0)	1,833.8	1.3
Service Industries	2,640.9	53.3	41.3	(10.6)	2,599.6	64.0
Local Governments	843.2	—	(18.7)	—	862.0	—
Governments	2,212.5	—	(792.2)	—	3,004.8	—
Other	11,986.1	129.1	(219.0)	(23.0)	12,205.1	152.1
Overseas Total (including Loans Booked Offshore)	19,196.4	60.9	74.2	(17.6)	19,122.2	78.6
Governments	753.3	—	82.1	—	671.2	—
Financial Institutions	5,867.5	—	(89.6)	—	5,957.1	—
Other	12,575.5	60.9	81.6	(17.6)	12,493.8	78.6

Total	70,003.3	540.0	(1,259.5)	(242.5)	71,262.8	782.5

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,072.5	7.6	(75.4)	(6.1)	4,147.9	13.7
Manufacturing	470.9	0.5	(4.7)	(5.0)	475.6	5.5
Agriculture & Forestry	—	—	—	—	—	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	1.9	—	(0.2)	—	2.1	—
Construction	33.3	0.1	(1.0)	(0.0)	34.3	0.1
Utilities	243.2	—	0.0	—	243.1	—
Communication	118.3	—	(10.2)	—	128.5	—
Transportation & Postal Industry	216.3	—	2.9	(0.0)	213.3	0.0
Wholesale & Retail	158.5	0.1	(10.7)	—	169.3	0.1
Finance & Insurance	374.8	—	(16.4)	—	391.3	—
Real Estate	1,114.4	0.9	34.3	(0.4)	1,080.0	1.3
Commodity Lease	268.3	—	(2.5)	—	270.8	—
Service Industries	57.7	0.1	(2.0)	(0.4)	59.7	0.5
Local Governments	10.9	2.8	(0.4)	(0.0)	11.3	2.8
Governments	177.4	—	(8.9)	—	186.3	—
Other	826.0	2.8	(55.5)	(0.2)	881.5	3.1
Overseas Total (including Loans Booked Offshore)	4.7	—	(0.5)	—	5.2	—
Governments	—	—	(0.3)	—	0.3	—
Financial Institutions	—	—	—	—	—	—
Other	4.7	—	(0.2)	—	4.9	—

Total	4,077.2	7.6	(75.9)	(6.1)	4,153.2	13.7

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-27

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2017				As of March 31, 2017
			Change
	Disclosed Claims under the FRA	Coverage Ratio	Disclosed Claims under the FRA	Coverage Ratio	Disclosed Claims under the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	503.1	71.7	(230.3)	(2.1)	733.4	73.9
Manufacturing	114.5	64.6	(190.9)	(8.5)	305.5	73.2
Agriculture & Forestry	1.2	86.7	1.0	55.7	0.2	30.9
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	0.0	100.0
Construction	6.6	73.6	(3.7)	6.4	10.4	67.2
Utilities	2.1	63.2	1.2	20.9	0.9	42.3
Communication	11.3	53.9	1.4	(13.9)	9.9	67.9
Transportation & Postal Industry	10.9	65.6	0.9	(4.1)	9.9	69.8
Wholesale & Retail	130.4	61.4	(4.5)	(1.4)	134.9	62.9
Finance & Insurance	4.3	70.6	0.5	0.7	3.8	69.8
Real Estate	31.2	87.5	(1.5)	1.4	32.7	86.0
Commodity Lease	1.2	73.4	(0.0)	(13.1)	1.3	86.6
Service Industries	53.7	66.2	(11.2)	0.2	64.9	66.0
Local Governments	2.8	100.0	(0.0)	—	2.8	100.0
Other	132.3	87.9	(23.3)	1.6	155.7	86.3
Overseas Total (including Loans Booked Offshore)	81.7	82.5	(24.8)	(3.8)	106.6	86.3
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	81.7	82.5	(24.8)	(3.8)	106.6	86.3
Total	584.8	73.2	(255.2)	(2.2)	840.0	75.4

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2017		As of March 31, 2017
		Change
Housing and Consumer Loans	10,436.1	(283.7)	10,719.8
Housing Loans for owner’s residential housing	9,319.3	(178.2)	9,497.5

Mizuho Bank

Housing and Consumer Loans	10,329.8	(275.4)	10,605.2
Housing Loans	9,546.7	(212.6)	9,759.3
for owner’s residential housing	9,222.3	(171.2)	9,393.6
Consumer loans	783.1	(62.8)	845.9

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	106.3	(8.2)	114.6
Housing Loans for owner’s residential housing	96.9	(6.9)	103.9

*	Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2017		As of March 31, 2017
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.7	1.0	57.7
Loans to SMEs and Individual Customers	32,265.8	(234.9)	32,500.8

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	59.3	1.1	58.2
Loans to SMEs and Individual Customers	30,152.5	(211.4)	30,363.9

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	51.8	0.3	51.5
Loans to SMEs and Individual Customers	2,113.3	(23.5)	2,136.8

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

2-29

Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2017				As of March 31, 2017
		Non-Accrual, Past Due & Restructured Loans	Change
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	7,031.0	21.9	526.6	(12.2)	6,504.3	34.2
Hong Kong	1,739.4	5.3	238.2	(3.3)	1,501.1	8.7
South Korea	548.6	—	(66.8)	(0.5)	615.5	0.5
Singapore	1,198.8	9.8	22.6	(5.6)	1,176.2	15.5
Thailand	913.5	1.2	46.2	0.1	867.3	1.1
Central and South America	3,698.6	83.7	(47.6)	(7.3)	3,746.3	91.0
North America	5,536.7	20.2	(254.0)	(1.2)	5,790.8	21.5
Eastern Europe	109.7	—	3.9	(0.1)	105.8	0.1
Western Europe	2,967.4	2.2	(186.3)	(16.1)	3,153.8	18.3
Other	2,518.0	6.3	13.5	(0.0)	2,504.5	6.3
Total	21,861.6	134.5	55.9	(37.2)	21,805.7	171.7

2-30

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2017 to September 30, 2022)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	2,878.6
Income before Income Taxes	2	3,062.3
Tax Adjustments *[1]	3	229.6
Taxable Income before Current Deductible Temporary Differences *[2]	4	3,291.9

Effective Statutory Tax Rate	5	30.80%/30.56%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,006.9

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2017.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2013	304.2
Fiscal 2014	546.7
Fiscal 2015	496.0
Fiscal 2016	442.3
First Half of Fiscal 2017 (estimate)	178.0

*1. Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

*2. Figure for fiscal 2013 is the aggregate figure for MHBK and the former MHBK.

*3. Figure for the first half of fiscal 2017 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2017		As of March 31, 2017
			Change
Reserves for Possible Losses on Loans	7	103.6	(37.7)	141.4
Impairment of Securities	8	127.9	(13.1)	141.1
Net Unrealized Losses on Other Securities	9	7.6	(3.1)	10.7
Reserve for Employee Retirement Benefits	10	—	—	—
Net Deferred Hedge Losses	11	10.8	7.3	3.5
Tax Losses Carried Forward	12	—	—	—
Other	13	287.1	19.7	267.3

Total Deferred Tax Assets	14	537.2	(26.9)	564.1

Valuation Allowance	15	(131.0)	22.9	(154.0)

Sub-Total [ 14 + 15 ]	16	406.2	(3.9)	410.1

Amount related to Retirement Benefits Accounting *[1]	17	(151.2)	(3.9)	(147.2)
Net Unrealized Gains on Other Securities	18	(430.6)	(32.8)	(397.7)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(31.7)	19.5	(51.2)

Total Deferred Tax Liabilities	21	(613.5)	(17.1)	(596.3)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(207.3)	(21.1)	(186.1)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(432.5)	(32.7)	(399.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	10.8	7.3	3.5
Tax effects related to others	25	214.3	4.2	210.0

*1	Amount related to Retirement Benefits Accounting includes ¥(75.0) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans): ¥2,878.6 billion [1]

Income before Income Taxes: ¥3,062.3 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥3,291.9 billion [4]

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, amount to ¥537.2 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥131.0 billion [15] was provided. Therefore, after offsetting Deferred Tax Liabilities of ¥613.5 billion [21], ¥207.3 billion [22] of Net Deferred Tax Liabilities was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-31

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2017 to September 30, 2022)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	216.4
Income before Income Taxes	2	188.1
Tax Adjustments *[1]	3	(7.9)
Taxable Income before Current Deductible Temporary Differences *[2]	4	180.2

Effective Statutory Tax Rate	5	30.80%/30.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	55.1

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2017.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2013	39.9
Fiscal 2014	14.6
Fiscal 2015	45.1
Fiscal 2016	52.1
First Half of Fiscal 2017 (estimate)	19.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for the first half of fiscal 2017 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2017		As of March 31, 2017
			Change
Reserves for Possible Losses on Loans	7	0.8	(0.9)	1.7
Impairment of Securities	8	10.3	(0.8)	11.1
Net Unrealized Losses on Other Securities	9	0.3	(0.0)	0.3
Reserve for Employee Retirement Benefits	10	11.0	0.2	10.8
Net Deferred Hedge Losses	11	—	—	—
Tax Losses Carried Forward	12	—	—	—
Other	13	5.3	(0.1)	5.5

Total Deferred Tax Assets	14	27.8	(1.6)	29.5

Valuation Allowance	15	(10.9)	0.7	(11.6)

Sub-Total [ 14 + 15 ]	16	16.9	(0.8)	17.8

Amount related to Retirement Benefits Accounting *[1]	17	(4.5)	—	(4.5)
Net Unrealized Gains on Other Securities	18	(22.5)	(0.9)	(21.6)
Net Deferred Hedge Gains	19	(0.6)	0.0	(0.7)
Other	20	(0.7)	(0.1)	(0.5)

Total Deferred Tax Liabilities	21	(28.5)	(1.0)	(27.5)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(11.6)	(1.9)	(9.6)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(22.9)	(0.9)	(22.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(0.6)	0.0	(0.7)
Tax effects related to others	25	11.9	(1.0)	13.0

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans): ¥216.4 billion [1]

Income before Income Taxes: ¥188.1 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥180.2 billion [4]

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, amount to ¥27.8 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥10.9 billion [15] was provided. Therefore, after offsetting Deferred Tax Liabilities of ¥28.5 billion [21], ¥11.6 billion [22] of Net Deferred Tax Liabilities was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-32

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
	As of September 30, 2017		As of March 31, 2017
Aggregate Figures for the 2 Banks		Change

Deposits	92,855.4	111.0	92,744.3

Individual Deposits	41,975.3	593.4	41,381.9
Corporate Deposits	44,349.7	408.4	43,941.2
Financial/Government Institutions	6,530.3	(890.8)	7,421.1
Mizuho Bank
Deposits	89,490.5	119.7	89,370.8

Individual Deposits	40,989.2	613.6	40,375.6
Corporate Deposits	43,224.0	623.7	42,600.3
Financial/Government Institutions	5,277.2	(1,117.6)	6,394.8
Mizuho Trust & Banking
Deposits	3,364.8	(8.6)	3,373.4

Individual Deposits	986.0	(20.2)	1,006.3
Corporate Deposits	1,125.6	(215.2)	1,340.9
Financial/Government Institutions	1,253.0	226.8	1,026.2

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

2-33

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of September 30, 2017		As of March 31, 2017
		Change
Directors, Executive Officers as defined in the Companies Act, and Auditors	62	(4)	66
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	130	13	117
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	43,472	1,714	41,758

Aggregate Figures for Mizuho Financial Group, and the 2 Banks

Directors, Executive Officers as defined in the Companies Act, and Auditors	46	(3)	49
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	107	8	99
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	35,829	1,356	34,473

Mizuho Financial Group

Directors and Executive Officers as defined in the Companies Act	23	—	23
Executive Officers as defined in the Companies Act	15	—	15
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	56	5	51
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	1,509	150	1,359

Mizuho Bank

Directors and Auditors	17	(3)	20
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors)	75	7	68
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	30,901	1,053	29,848

Mizuho Trust & Banking

Directors and Auditors	13	—	13
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	24	2	22
Employees (excluding Executive Officers as defined in our internal regulations)	3,419	153	3,266

Mizuho Securities

Directors and Auditors	18	(1)	19
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	35	4	31
Employees (excluding Executive Officers as defined in our internal regulations)	7,643	358	7,285

*1.	Mizuho Financial Group and Mizuho Bank have newly introduced “Specialist Officer” positions from April 1, 2016.
*2.	In the tables that denote aggregate figures for more than one company, the numbers have been adjusted for Directors, Executive Officers as defined in our internal regulations, and Specialist Officers doubling in other positions.
*3.	The number of Executive Officers as defined in our internal regulations includes those doubling as Directors of Mizuho Financial Group.
*4.	The figures for Mizuho Securities are denoted for reference.

2-34

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregate Figures for the 2 Banks

	As of September 30, 2017		As of March 31, 2017
		Change
Head Offices and Domestic Branches	455	—	455
Overseas Branches	25	—	25
Domestic Sub-Branches	65	(1)	66
Overseas Sub-Branches	18	1	17
Overseas Representative Offices	5	(1)	6

*      Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	419	—	419
Overseas Branches	25	—	25
Domestic Sub-Branches	44	(1)	45
Overseas Sub-Branches	18	1	17
Overseas Representative Offices	5	(1)	6

*      Head Office and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	36
Overseas Branches	—	—	—
Domestic Sub-Branches	21	—	21
Overseas Sub-Branches	—	—	—
Overseas Representative Offices	—	—	—

2-35

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2017

Consolidated

	(Billions of yen)
	Fiscal 2017
Ordinary Profits	790.0
Profit Attributable to Owners of Parent	550.0

Non-Consolidated
Mizuho Bank, Mizuho Trust & Banking
	(Billions of yen)
	Fiscal 2017
	Aggregate Figures for the 2 Banks	MHBK	MHTB *
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	460.0	425.0	35.0
Ordinary Profits	545.0	515.0	30.0
Net Income	385.0	365.0	20.0

Credit-related Costs	60.0	60.0	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-36

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥41,452,853	¥38,943,082	¥2,509,771
Call Loans	386,122	433,198	(47,076)
Receivables under Resale Agreements	419,464	596,194	(176,730)
Other Debt Purchased	706,623	728,080	(21,456)
Trading Assets	4,143,100	4,234,901	(91,800)
Money Held in Trust	3,108	3,137	(29)
Securities	31,022,628	31,264,703	(242,074)
Loans and Bills Discounted	70,003,309	71,262,838	(1,259,528)
Foreign Exchange Assets	1,942,996	1,769,212	173,783
Derivatives other than for Trading	2,860,031	3,201,963	(341,932)
Other Assets	2,733,307	2,268,678	464,629
Tangible Fixed Assets	810,948	828,363	(17,414)
Intangible Fixed Assets	791,390	754,547	36,842
Prepaid Pension Cost	494,784	481,968	12,815
Customers’ Liabilities for Acceptances and Guarantees	5,949,279	5,757,150	192,129
Reserves for Possible Losses on Loans	(302,836)	(437,689)	134,853

Total Assets	¥163,417,112	¥162,090,330	¥1,326,782

Liabilities
Deposits	¥108,971,587	¥107,789,803	¥1,181,784
Negotiable Certificates of Deposit	10,993,128	10,091,832	901,296
Call Money	818,069	775,450	42,619
Payables under Repurchase Agreements	8,103,363	7,604,970	498,392
Guarantee Deposits Received under Securities Lending Transactions	659,208	335,575	323,633
Commercial Paper	339,787	765,146	(425,359)
Trading Liabilities	2,953,451	3,362,426	(408,975)
Borrowed Money	9,125,211	9,136,351	(11,139)
Foreign Exchange Liabilities	681,350	729,532	(48,181)
Bonds and Notes	3,260,174	3,726,331	(466,157)
Derivatives other than for Trading	2,671,741	2,836,858	(165,116)
Other Liabilities	1,185,639	1,616,928	(431,288)
Reserve for Bonus Payments	16,240	20,902	(4,661)
Reserve for Variable Compensation	646	1,269	(622)
Reserve for Possible Losses on Sales of Loans	124	298	(173)
Reserve for Contingencies	3	52	(48)
Reserve for Reimbursement of Deposits	17,802	17,575	226
Reserve for Reimbursement of Debentures	28,132	32,720	(4,588)
Deferred Tax Liabilities	207,300	186,153	21,147
Deferred Tax Liabilities for Revaluation Reserve for Land	66,237	66,585	(348)
Acceptances and Guarantees	5,949,279	5,757,150	192,129

Total Liabilities	156,048,482	154,853,914	1,194,568

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,355,615	2,298,416	57,198
Appropriated Reserve	266,664	225,810	40,853
Other Retained Earnings	2,088,951	2,072,606	16,344
Retained Earnings Brought Forward	2,088,951	2,072,606	16,344

Total Shareholders’ Equity	6,046,009	5,988,810	57,198

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,193,829	1,099,468	94,361
Net Deferred Hedge Gains (Losses), net of Taxes	(16,026)	2,527	(18,553)
Revaluation Reserve for Land, net of Taxes	144,817	145,609	(791)

Total Valuation and Translation Adjustments	1,322,620	1,247,605	75,015

Total Net Assets	7,368,630	7,236,415	132,214

Total Liabilities and Net Assets	¥163,417,112	¥162,090,330	¥1,326,782

2-37

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2017 (A)	For the six months ended September 30, 2016 (B)	Change (A) - (B)
Ordinary Income	¥1,247,403	¥1,075,664	¥171,738
Interest Income	659,216	570,512	88,704
Interest on Loans and Bills Discounted	438,371	388,213	50,157
Interest and Dividends on Securities	134,266	119,871	14,395
Fee and Commission Income	207,036	233,330	(26,293)
Trading Income	24,627	75,454	(50,827)
Other Operating Income	102,121	107,111	(4,989)
Other Ordinary Income	254,401	89,256	165,144

Ordinary Expenses	914,136	794,494	119,642
Interest Expenses	314,140	208,153	105,987
Interest on Deposits	136,702	79,496	57,206
Fee and Commission Expenses	51,899	49,709	2,190
Trading Expenses	—	390	(390)
Other Operating Expenses	21,399	20,797	601
General and Administrative Expenses	449,290	441,372	7,917
Other Ordinary Expenses	77,406	74,070	3,335

Ordinary Profits	333,266	281,170	52,096

Extraordinary Gains	3,900	1,423	2,476

Extraordinary Losses	3,977	2,643	1,333

Income before Income Taxes	333,188	279,949	53,239
Income Taxes:
Current	77,147	76,978	169
Deferred	(4,637)	(9,716)	5,079

Net Income	¥260,678	¥212,688	¥47,990

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Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,738,313	¥1,699,040	¥39,272
Call Loans	42,386	6,956	35,430
Guarantee Deposits Paid under Securities Borrowing Transactions	216,037	113,046	102,991
Other Debt Purchased	8,153	9,196	(1,043)
Trading Assets	84,050	90,487	(6,437)
Money Held in Trust	3,211	3,286	(74)
Securities	1,168,885	1,253,105	(84,220)
Loans and Bills Discounted	3,306,403	3,326,296	(19,893)
Foreign Exchange Assets	5,858	2,596	3,261
Other Assets	186,209	83,804	102,405
Tangible Fixed Assets	23,544	23,617	(73)
Intangible Fixed Assets	33,909	33,477	432
Prepaid Pension Cost	49,278	49,230	48
Customers’ Liabilities for Acceptances and Guarantees	37,214	23,887	13,326
Reserves for Possible Losses on Loans	(1,887)	(4,779)	2,892

Total Assets	¥6,901,569	¥6,713,251	¥188,317

Liabilities
Deposits	¥3,368,228	¥3,387,390	¥(19,162)
Negotiable Certificates of Deposit	311,390	327,620	(16,230)
Call Money	407,147	242,493	164,653
Payables under Repurchase Agreements	67,638	67,320	318
Guarantee Deposits Received under Securities Lending Transactions	325,143	310,303	14,839
Trading Liabilities	77,508	83,683	(6,174)
Borrowed Money	405,652	372,578	33,074
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,279,114	1,272,149	6,965
Other Liabilities	32,566	36,173	(3,606)
Reserve for Bonus Payments	2,182	1,976	205
Reserve for Variable Compensation	253	413	(159)
Reserve for Reimbursement of Deposits	1,575	1,496	79
Deferred Tax Liabilities	11,628	9,692	1,935
Acceptances and Guarantees	37,214	23,887	13,326

Total Liabilities	6,337,244	6,147,179	190,065

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	199,968	205,013	(5,044)
Appropriated Reserve	31,970	27,427	4,543
Other Retained Earnings	167,997	177,585	(9,587)
Retained Earnings Brought Forward	167,997	177,585	(9,587)

Total Shareholders’ Equity	462,843	467,888	(5,044)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	99,895	96,529	3,366
Net Deferred Hedge Gains (Losses), net of Taxes	1,584	1,654	(69)

Total Valuation and Translation Adjustments	101,480	98,183	3,297

Total Net Assets	564,324	566,071	(1,747)

Total Liabilities and Net Assets	¥6,901,569	¥6,713,251	¥188,317

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Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2017 (A)	For the six months ended September 30, 2016 (B)	Change (A) - (B)
Ordinary Income	¥94,003	¥95,275	¥(1,271)
Fiduciary Income	27,616	24,295	3,321
Interest Income	20,734	20,045	688
Interest on Loans and Bills Discounted	12,773	12,920	(147)
Interest and Dividends on Securities	6,975	6,261	714
Fee and Commission Income	25,865	24,508	1,357
Trading Income	498	476	21
Other Operating Income	3,590	10,355	(6,765)
Other Ordinary Income	15,698	15,593	104

Ordinary Expenses	69,238	64,423	4,815
Interest Expenses	6,221	4,747	1,474
Interest on Deposits	439	702	(262)
Fee and Commission Expenses	15,601	12,377	3,224
Trading Expenses	0	—	0
Other Operating Expenses	1,865	1,743	121
General and Administrative Expenses	43,535	43,714	(179)
Other Ordinary Expenses	2,014	1,841	173

Ordinary Profits	24,765	30,851	(6,086)

Extraordinary Losses	8	61	(53)

Income before Income Taxes	24,756	30,789	(6,033)
Income Taxes:
Current	6,041	7,952	(1,911)
Deferred	1,044	261	782

Net Income	¥17,670	¥22,576	¥(4,905)

2-40

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of September 30, 2017	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	770,862	Money Trusts	20,322,178
Securities	316,055	Pension Trusts	3,589,811
Beneficiary Rights to the Trusts	50,033,373	Property Formation Benefit Trusts	3,960
Securities held in Custody Accounts	309,046	Investment Trusts	15,923,065
Money Claims	4,870,381	Money Entrusted Other than Money Trusts	1,491,143
Tangible Fixed Assets	6,531,851	Securities Trusts	8,144,828
Intangible Fixed Assets	339,810	Money Claims Trusts	3,764,880
Other Claims	123,119	Land and Fixtures Trusts	364,084
Due from Banking Account	1,279,114	Composite Trusts	11,663,268
Cash and Due from Banks	698,867	Other Trusts	5,260

Total	65,272,484	Total	65,272,484

Notes:
1. The statement is exclusive of the Trusts that are difficult to value monetarily.
2. Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥48,599,817 million.
3. Joint trust assets under the management of other companies: ¥283,085 million
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4. Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥11,873 million. Of this amount, Balance of Non-Accrual Delinquent Loans is ¥2,869 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	11,873	Principal	789,002
Securities	2	Reserve	36
Others	777,239	Others	76

Total	789,115	Total	789,115

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Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2017 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Total Amount of Funds	27,595,569	26,876,604	718,964
Deposits	3,368,228	3,387,390	(19,162)
Negotiable Certificates of Deposit	311,390	327,620	(16,230)
Money Trusts	20,322,178	19,765,871	556,307
Pension Trusts	3,589,811	3,391,830	197,981
Property Formation Benefit Trusts	3,960	3,891	68
Loans and Bills Discounted	4,077,265	4,153,229	(75,963)
of Banking accounts	3,306,403	3,326,296	(19,893)
of Trust accounts	770,862	826,932	(56,069)
Securities for Investments	1,484,941	2,156,529	(671,588)
of Banking accounts	1,168,885	1,253,105	(84,220)
of Trust accounts	316,055	903,424	(587,368)

2-42

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of September 30, 2017(A)	As of March 31, 2017 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥384,651	¥249,691	¥134,960
Cash Segregated as Deposits for Customers and Others	255,896	230,214	25,681
Trading Assets	6,607,597	5,019,291	1,588,305
Receivables—Unsettled Trades	—	169,960	(169,960)
Operating Investment Securities	23,478	21,762	1,715
Operating Loans Receivable	2,790	2,790	—
Receivables Related to Margin Transactions	48,114	96,255	(48,140)
Collateralized Short-Term Financing Agreements-Receivable	4,230,238	3,821,571	408,666
Advances Paid	246	191	55
Securities: Fail to Deliver	27,322	28,695	(1,372)
Short-Term Loans Receivable	39,614	22,459	17,155
Deferred Tax Assets	13,891	15,302	(1,411)
Other Current Assets	587,179	537,638	49,541
Less: Allowance for Doubtful Accounts	(6)	(6)	—
Noncurrent Assets
Property and Equipment	14,344	15,087	(743)
Intangible Assets	51,300	50,195	1,105
Investments and Other Assets	296,246	297,330	(1,084)

Total Assets	¥12,582,907	¥10,578,433	¥2,004,474

Liabilities
Current Liabilities
Trading Liabilities	¥3,647,279	¥3,771,283	¥(124,004)
Payables—Unsettled Trades	898,604	—	898,604
Payables Related to Margin Transactions	46,331	55,287	(8,956)
Collateralized Short-Term Financing Agreements-Payable	4,942,408	3,727,318	1,215,089
Deposits Received	260,323	234,622	25,701
Guarantee Deposits Received	220,089	184,821	35,268
Securities: Fail to Receive	5,862	12,844	(6,982)
Short-Term Borrowings	695,733	716,603	(20,869)
Commercial Paper	97,200	111,300	(14,100)
Bonds and Notes Due within One Year	46,472	55,323	(8,850)
Lease Obligations	379	375	3
Income Taxes Payable	1,753	—	1,753
Accrued Employees’ Bonuses	6,374	13,432	(7,058)
Provision for Variable Compensation	476	855	(379)
Provision for Bonus Point Redemption	762	596	166
Other Current Liabilities	30,645	28,513	2,131
Noncurrent Liabilities
Bonds and Notes	531,032	554,903	(23,870)
Long-Term Borrowings	286,800	233,500	53,300
Lease Obligations	321	494	(172)
Provision for Retirement Benefits	19,369	19,536	(167)
Other Noncurrent Liabilities	1,655	1,647	8
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,285	2,291	(5)

Total Liabilities	11,742,160	9,725,551	2,016,608

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid—in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	320,400	332,177	(11,776)
Other Retained Earnings	320,400	332,177	(11,776)
Retained Earnings Brought Forward	320,400	332,177	(11,776)

Total Shareholders’ Equity	827,216	838,993	(11,776)

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	28,811	22,719	6,092
Net Deferred Gains or Losses on Hedges, net of Tax	(15,281)	(8,831)	(6,450)

Total Valuation and Translation Adjustments	13,530	13,887	(357)

Total Net Assets	840,746	852,881	(12,134)

Total Liabilities and Net Assets	¥12,582,907	¥10,578,433	¥2,004,474

2-43

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the six months ended September 30, 2017 (A)	For the six months ended September 30, 2016 (B)	Change (A) - (B)
Operating Revenues	¥152,545	¥176,709	¥(24,164)
Commissions	65,604	75,907	(10,302)
Net Gain on Trading	49,930	81,846	(31,915)
Net Gain on Operating Investment Securities	1,971	66	1,904
Interest and Dividend Income	35,038	18,889	16,149

Interest Expenses	26,190	17,169	9,020

Net Operating Revenues	126,355	159,539	(33,184)

Selling, General and Administrative Expenses	113,370	118,210	(4,840)
Transaction-Related Expenses	22,110	26,091	(3,981)
Personnel Expenses	40,814	45,085	(4,270)
Real Estate Expenses	13,080	13,195	(114)
Administrative Expenses	24,967	22,441	2,525
Depreciation and Amortization	8,508	8,152	356
Taxes and Dues	2,153	1,484	669
Provision of Allowance for Doubtful Accounts	(10)	(81)	71
Other	1,746	1,841	(95)

Operating Income	12,985	41,329	(28,344)

Non-Operating Income	6,058	6,929	(871)
Non-Operating Expenses	555	661	(105)

Ordinary Income	18,487	47,597	(29,109)

Extraordinary Gain	1,427	67,834	(66,407)

Extraordinary Loss	1,731	1,519	211

Income before Income Taxes	18,183	113,911	(95,728)
Income Taxes:
Current	777	79	698
Deferred	2,986	(33,394)	36,380

Net Income	¥14,419	¥147,227	¥(132,807)

2-44